SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                               TALRAM CORPORATION
                     ---------------------------------------
                            (Name of Subject Company)



                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                      None
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


                              Joel Schonfeld, Esq.
                            80 Wall Street, Suite 815
                            New York, New York 10005
                                 (212) 344-1600
                     ---------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)


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                               TALRAM CORPORATION
                            80 Wall Street, Suite 815
                            New York, New York 10005

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                 April 22, 2004


                                  INTRODUCTION

         The information contained in this Information Statement is being furnished to all holders of record of common stock of Talram Corporation at the close of business on April 22, 2004 in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of Talram's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about April 22, 2004.

         NO VOTE OR OTHER ACTION BY TALRAM'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

         On April 22, 2004, Talram, a Delaware corporation, entered into a Capital Stock Exchange Agreement (the "Agreement") with Rhohan Holdings, Ltd. and Double Unity Investments, Ltd., the sole shareholder of Rhohan, whereby Talram is to issue 8,590,910 shares of its common stock in exchange for 100% of the issued and outstanding securities of Rhohan. Rhohan is the owner of 100% of the stock of Chengdu Tonglin Casting Industrial Co., Ltd., a corporation formed under the laws of the People's Republic of China ("PRC") as a limited liability company and existing as a wholly owned foreign enterprise ("Tonglin"). Upon the closing of the Agreement, Double Unity will own 94.5% of Talram's outstanding common stock and Rhohan will become a wholly owned subsidiary of Talram, which is to change its name to China Autoparts, Inc.

         Tonglin is a manufacturer of engine blocks in the PRC.

         As of the date of this report, Talram's common stock is its only class of stock and there are a total of 500,000 shares outstanding held by three shareholders as set forth below. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the shareholders.

         Pursuant to the Agreement, which is to close on or about April 22, 2004, the Board of Directors of Talram is to appoint Double Unity's designees as directors and then resign their directorships and officerships.

         As a result of the transactions contemplated by the Agreement, control of Talram will pass to Double Unity.

PROPOSED ADDITIONS TO THE BOARD OF DIRECTORS

         Double Unity has proposed that the following persons be appointed as directors and officers of Talram upon Closing of the Agreement. :

         Name                       Positions                          Age
         ----                       ---------                          ---
         LI, Yungao                 CEO and Director                   62
         LI, Jing                   COO and Director                   34
         DING, Ke                   EVP, Business Development          40
                                    and Director

LI YUNGAO is currently the sole Director and shareholder of Double Unity and has served as the Chairman and CEO of Tonglin since its formation in 2000. During the past five years Mr. Li Yungao has served as Chairman and CEO of Chengdu Begin Pipeline Co., Ltd., a company which produces metal pipes and pipeline products, and Chengdu Rongxin Industrial Joint Stock Co., Ltd. and Chengdu Ronxin Ruigao Machinery Co., Ltd. which are holding companies for Mr. Li Yungao's interests in machinery manufacturing companies. Mr. Li Yungao started his career as a farmer and, after receiving training in manufacturing in a valve factory, started his own metal and pipe casting companies. Mr. Li Yungao is the father of Mr. Li Jing.

LI JING.  For the past five years,  Mr. Li Jing has served as the CEO of Chengdu
Taichang Metals Company Limited, a steel trading company. Mr. Li Jing has a degree from Chengdu Economic Management College and is the son of Mr. Li Yungao.

DING KE is currently a Director of Rhohan and has been a Director of Tonglin since 2000. During the past five years, Mr. Ding has served as the Executive Vice President for Hua Tai Enterprise Management Co., Ltd. (1999-2002), an investment management company, Chairman of Pentacle Recycling Trading Co., Ltd. (2002 through present), a paper manufacturing, trading & logistic company which is focused on the paper industry. Mr. Ding has a Bachelor of Material Engineering degree from Donghua University and a Master of Management Science degree from Shanghai Jiaotong University.

FAMILY RELATIONSHIPS

         There are no family relationships among Talram's directors and officers or those proposed to be directors and officers. However, as set forth above, Mr. Li Yungao is the father of Mr. Li Jing.

VOTING CONTROL AND MANAGEMENT

         The current ownership of Talram's stock by its officers, directors and shareholders is set forth in the following table:

NAME/ADDRESS                         SHARES OF
BENEFICIAL                           COMMON STOCK                 PERCENT OF
OWNER1                               BENEFICIALLY OWNED           CLASS OWNED
--------------------------------------------------------------------------------
Joel Schonfeld
President and Director                            0(2)                 0%
c/o Schonfeld & Weinstein, L.L.P.
80 Wall Street
New York, NY 10005

Andrea I. Weinstein
Secretary and Director                            0(2)                 0%
c/o Schonfeld & Weinstein, L.L.P.
80 Wall Street
New York, NY 10005

Adagio Trading Ltd.                          15,000                    3%
c/o Schonfeld & Weinstein, L.L.P.
80 Wall Street
New York, NY 10005

Schonfeld & Weinstein, L.L.P.                15,000(2)                 3%
80 Wall Street
Suite 815
New York, NY 10005

Noam Kenig                                        0                    0%
Director
c/o Schonfeld & Weinstein, L.L.P.
80 Wall Street
New York, NY 10005

LR Investment Holdings, Ltd.                470,000                   94%
c/o Harney Westwood & Riegels
Craigmuir Chambers
P.O. Box 71
Road Town, Tortola
British Virgin Islands

Total Officers
and Directors (3 Persons)                          0                   0%
                                            ------------------------------------

Total                                       500,000                  100%

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(1)      Each  shareholder has sole voting and investment  power with respect to his/her shares.

(2) The beneficial owners of these shares are Joel Schonfeld and Andrea I. Weinstein. Joel Schonfeld is President and a director of Talram, and Andrea I. Weinstein is secretary and a director.

COMPENSATION OF DIRECTORS

         Directors of Talram are not currently compensated for their services as directors.

COMMITTEES OF TALRAM'S BOARD OF DIRECTORS

         Talram does not have any committees of its Board of Directors, however, its full Board functions as its audit committee to interface with Talram's audits and to approve the financial statements in its quarterly an annual reports. Talram's Board does not have an audit committee financial expert as defined under Rule 401(h) of Regulation S-K.

INDEBTEDNESS OF MANAGEMENT

         No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to Talram since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

         As of the date of this Information Statement, there is no material proceeding to which any director, officer, affiliate or stockholder of Talram or Rhohan is a party adverse to it.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

         No officers or directors of Talram have received any compensation for services to Talram in the fiscal year ended December 31, 2003.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

         Talram is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.